Reg. No. 82-3200

iTech Capital Corp.


info

2002

SIX MONTH REPORT

*i*Tech Capital Corp.

Management's Discussions & Analysis of Results of Operations & Financial Condition

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated results of operations and financial condition. This discussion, which has been prepared as of August 15, 2002, should be read in conjunction with the Company's interim consolidated financial statements, including the notes thereto included elsewhere in this interim report and with the previously issued 2001 annual discussion and analysis and consolidated financial statements, including the notes thereto. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.

GENERAL

iTech Capital Corp. is a business development company with four portfolio investments and a wholly owned self-sustaining operating subsidiary, Enviromation Technologies, Inc. ("Enviromation"), which designs, manufactures, installs and services environmental control systems and systems integration for municipal, industrial and commercial customers. A.E. Hatch & Associates, a division of Enviromation, is a manufacturer's representative which provides process equipment, instrumentation and related services to municipal water and wastewater facilities.

The four portfolio investments are privately held and accordingly are illiquid. A fifth portfolio investment was sold on June 28, 2002.

Privately held Medsite, Inc. operates in the US pharmaceutical services and e-marketing industry and it projects that it will continue to grow revenues and be operating on a cash flow positive basis as 2002 progresses. Under the terms and conditions of a US$1.5 million participating preferred security included in the Company's total US$2.6 million investment in Medsite, the Company has a 3.5 times participation which is the highest priority of Medsite's equity securities. If all preferred holders are paid what is due pursuant to their securities, the Company would receive a total of approximately US$6.25 million. To the extent value is created in excess of that which is necessary to pay all of the preferred holders, the Company would receive a greater amount on an as-converted basis.

Privately held Applied Data Systems, Inc., a US based developer of application ready embedded solutions, reports that it was profitable for fiscal 2001 (unaudited), and projects revenue growth of approximately 60% over the next two fiscal years.

Privately held US based HorizonLive, Inc., provides a platform for live teaching, learning, interaction, collaboration and community building over the internet, and it projects that the follow-on funding by investors on April 10, 2002 should be sufficient for it to achieve positive cash flow. As the e-learning industry is growing rapidly HorizonLive, Inc. reports that it continues to introduce new products and grow its customer base.

The manager of the privately held Loma de Niquel, an operating laterite nickel mine in Venezuela, projects that it will begin returning cash to the shareholders in 2004.

On June 28, 2002, iTech sold its investment of 64,402 common stock of Paradyne Networks, Inc. for proceeds of $343,770, realizing a loss on sale of $64,375 against the then recorded amount.

iTech is actively looking to make an investment that will give it a significant ownership position in an operating company with a strong management team and significant growth opportunities. iTech has looked at a number of opportunities and is currently evaluating an investment that would meet this criteria.

Revenue of Enviromation for the three months ended June 30, 2002 is $1,076,000 compared to revenue for the 2001 second quarter of $818,700, an increase of 31 percent. Beginning January 1,2002, pursuant to the new accounting standard adopted, no amortization of goodwill has been recorded. Enviromation's loss for the three months ended June 30, 2002 is $262,000 compared to a $199,300 loss before amortization of goodwill for the 2001 second quarter and compared to a $238,600 loss for the 2001 second quarter including amortization of goodwill. Revenue of Enviromation for the six months ended June 30, 2002 is $2,726,900 compared to revenue for the six months ended June 30, 2001 of $1,683,200 an increase of 65 percent. Enviromation's loss for the six months ended June 30, 2002 is $246,300 compared to a $457,900 loss before amortization of goodwill for the six months ended June 30, 2001 and compared to a $536,400 loss for the six months ended June 30, 2001 including amortization of goodwill.

In the 2002 second quarter, material, labour and travel cost overruns in the substantial completion of a number of large contracts in progress, and a shortfall of new contract backlog in April and May are the principal causes of the poor result. Enviromation's markets continue to be more competitive than at any other time in recent history, however Enviromation is currently striving to increase its productivity and hence its margins.

LIQUIDITY AND CAPITAL RESOURCES

JUNE 30, 2002 COMPARED TO DECEMBER 31, 2001

Cash and cash equivalents at June 30, 2002 of $3,602,100 (US $2,279,800) is $654,100 less than cash and cash equivalents at December 31, 2001 of $4,256,200 (US $2,800,200). The decrease is $474,900 before consideration of the $179,200 unrealized foreign exchange loss on cash and cash equivalents in foreign currency. . In the six months ended June 30, 2002, cash and cash equivalents in the Process Controls business segment increased $10,300 from operating activities, reduced by a net $192,600 incurred for new property, plant and equipment and increased by a net $110,400 from financing activities for new property, plant and equipment, for a total segment decrease of $71,900. Before consideration of the $179,200 unrealized foreign exchange loss on cash and cash equivalent in foreign currency, in the six months ended June 30, 2002 cash and cash equivalents of $403,000 was used in the Portfolio Investments business segment, $614,600 to fund operating activities reduced by cash provided by proceeds on sale of a portfolio investment.

As at June 30, 2002, total current assets together with restricted cash equivalents exceed total liabilities, including long-term debt, by $3,239,100 compared to an excess of $4,234,300 as at December 31, 2001, a decrease of $995,200 in the six months ended June 30, 2002 which is reflected in the reduction of the balance of shareholders' equity less the cash proceeds on sale of the portfolio investment. The other external factors and circumstances regarding the financial condition of the Company which were provided in the 2001 annual discussion and analysis are substantially unchanged as at June 30, 2002.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THREE MONTHS ENDED JUNE 30, 2001

REVENUE

Revenue in the Portfolio Investments business segment decreased to $18,800 in the 2002 second quarter compared to $60,000 in the 2001 second quarter due to a decrease in the balance of cash, cash equivalents and restricted cash equivalents available to earn interest and a decrease in interest rates. Revenue in the Process Controls business segment increased to $1,076,000 in the 2002 second quarter compared to $818,700 in the 2001 second quarter.

LOSS BEFORE THE FOLLOWING

Total expenses in the Portfolio Investments business segment increased to $386,800 in the 2002 second quarter compared to $290,100 in the 2001 second quarter. Cost reduction measures taken by the

Company in 2002 in the areas of office rent and marketing are negated by $102,600 of costs incurred in connection with proxy solicitation and related services which services were retained for the Company's annual and special meeting of its shareholders held April 25, 2002. Total expenses in the Process Controls business segment in the 2002 second quarter of $1,338,000 is an increase of $320,100 compared to the 2001 second quarter of $1,017,900. This 31 percent increase is in relation to the 31 percent increase in revenue in the period compared to the respective expenses and revenue for the 2001 second quarter.

Loss before the following in the Portfolio Investments business segment in the 2002 second quarter is $368,000 compared to $230,100 in the 2001 second quarter.

Loss before the following in the Process Controls business segment in the 2002 second quarter of $262,000 is a deterioration of $62,700 compared to the $199,300 loss before amortization of goodwill in the 2001 second quarter.

FOREIGN EXCHANGE

There is a foreign exchange loss of $159,800 in the 2002 second quarter compared to a loss of $247,400 in the 2001 second quarter. During these periods, the Canadian dollar, the functional currency of the Company, strengthened against the US dollar by an approximate C$0.07 and $0.06 respectively. Substantially all cash and cash equivalents and all the restricted cash equivalents are denominated in US dollars.

CASH FLOWS

In the 2002 second quarter, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $337,100 and cash used in the Process Controls business segment is $242,500, a combined total use of cash of $579,600. The net change in non-cash and non-cash equivalent working capital items provided cash of $144,300 which is substantially all in the Process Controls business segment. In the 2002 second quarter, the Portfolio Investments business segment used cash of $341,110 in operating activities and the Process Controls business segment used cash of $94,100 in operating activities, a combined total use of cash of $435,300.

In the 2001 second quarter, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $217,800 and cash used in the Process Control business segment is $184,100, a combined total use of cash of $401,900. The net change in non-cash and non-cash equivalent working capital in the period of $122,600 is substantially all attributable to reduced level of activity in the Process Control business segment. In the 2001 second quarter, the Portfolio Investments business segment used cash of $246,400 in operating activities and the Process Controls business segment used cash of $278,100, a combined total use of cash of $524,500.

In the 2002 second quarter, cash provided by investing activities is the proceeds on sale of a portfolio investment. In the 2001 second quarter, cash used in investing activities is primarily for a follow-on investment in HorizonLive, Inc. in the Portfolio Investments business segment.

In the 2002 second quarter, there is a $179,200 unrealized foreign exchange loss on cash and cash equivalents in foreign currency in the Portfolio Investments business segment. In the 2001 second quarter, there is a $269,000 unrealized foreign exchange loss on cash and cash equivalents in foreign currency in the Portfolio Investments business segment.

In summary, in the 2002 second quarter, total cash and cash equivalents in the Portfolio Investments business segment decreased by $292,700 and total cash and cash equivalents in the Process Controls

business segment decreased by $116,500, a combined total decrease of $409,300. In summary, in the 2001 second quarter, total cash and cash equivalents in the Portfolio Investments business segment decreased by $631,700 and total cash and cash equivalents in the Process Controls business segment decreased by $300,700, a combined total decrease of $932,400.

RESULTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

REVENUE

Revenue in the Portfolio Investments business segment decreased to $32,200 in the 2002 first six months compared to $156,900 in the 2001 first six months due to a decrease in the balance of cash, cash equivalents and restricted cash equivalents available to earn interest and a decrease in interest rates. Revenue in the Process Controls business segment increased to $2,726,900 in the 2002 first six months compared to $1,683,200 in the 2001 first six months.

LOSS BEFORE THE FOLLOWING

Total expenses in the Portfolio Investments business segment increased to $701,500 in the 2002 first six months compared to $618,300 in the 2001 first six months. Cost reduction measures taken by the Company in 2002 in the areas of office rent and marketing are negated by $122,600 of costs incurred in connection with proxy solicitation and related services which services were retained for the Company's annual and special meeting of its shareholders held April 25, 2002.

Total expenses in the Process Controls business segment in the 2002 first six months of $2,973,200 is an increase of $832,200 compared to the 2001 first six months of $2,141,000. This 39 percent increase is in relation to the 62 percent increase in revenue in the period compared to the respective expenses and revenue for the 2001 first six months.

Loss before the following in the Portfolio Investments business segment in the 2002 six month's is $669,200 compared to $461,400 in the 2001 six months.

Loss before the following in the Process Controls business segment in the 2002 first six months of $246,300 is an improvement of $211,600 compared to the $457,900 loss before amortization of goodwill in the 2001 first six months.

FOREIGN EXCHANGE

There is a foreign exchange loss of $159,800 in the 2002 first six months compared to a gain of $90,400 in the 2001 first six months. During these periods, the Canadian dollar, the functional currency of the Company, strengthened by an approximate C$0.07 and weakened by an approximate C$0.02, respectively. Substantially all cash and cash equivalents and all the restricted cash equivalents are denominated in US dollars.

CASH FLOWS

In the 2002 first six months, before consideration of the net change in non-cash and non-cash equivalents working capital items, cash used in operating activities in the Portfolio Investments business segment is $636,500 and cash used in the Process Controls business segment is $206,200, a combined use of cash of $842,700. The net change is non-cash and non-cash equivalent working capital items provided cash of $238,400 which is substantially all in the Process Controls business segment. In the 2002 first six months the Portfolio Investments business segment used cash of $614,600 in operating activities and the Process Controls business segment provided cash of $10,300, a combined use of cash of $604,300.

In the 2001 first six months, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is

$441,700 and cash used in the Process Controls business segment is $428,300, a combined total use of cash of $870,000. The net change in non-cash and non-cash equivalent working capital in the period of $214,100 is substantially all attributable to the reduced level of activity in the Process Controls business segment. In the 2001 first six months, the Portfolio Investments business segment used cash of $488,700 in operating activities and the Process Controls business segment used cash of $167,200 a combined total use of cash of $655,900.

In the 2002 first six months the Portfolio Investments business segment provided cash from the proceeds on sale of a portfolio investment in investing activities and the Process Controls business segment used cash on property, plant and equipment for a total combined use of cash of $139,000 in investing activities. In the 2001 first six months, cash used in investing activities is primarily for follow-on investments in HorizonLive, Inc. in the Portfolio Investments business segment.

In the 2002 first six months, cash provided in financing activities is primarily new long-term debt for property, plant and equipment in the Process Controls business segment.

In the 2002 first six months, there is $179,200 unrealized foreign exchange loss on cash and cash equivalents in foreign currency in the Portfolio Investments business segment. In the 2001 first six months, there is a $79,600 unrealized foreign exchange gain on cash and cash equivalents in foreign currency in the Portfolio Investments business segment.

In summary, in the 2002 first six months, total cash and cash equivalents in the Portfolio Investments business segment decreased by $582,200 and total cash and cash equivalents in the Process Controls business segment deceased by $71,900, a combined total decrease of $654,100.

In summary, in the 2001 first six months, total cash and cash equivalents in the Portfolio Investments business segment decreased by $646,300 and total cash and cash equivalents in the Process Controls business segment decreased by $205,400, a combined total decrease of $851,700.

QUARTERLY INFORMATION

The following table set forth selected unaudited consolidated information for the Company for each of the last eight quarters ended June 30, 2002.

	2002 2nd Q $	2002 1st Q $	2001 4th Q $	2001 3rd Q $	2001 2nd Q $	2001 1st Q $	2000 4th Q $	2000 3rd Q $
Total Revenue	1,094,799	1,664,351	1,636,524	1,881,359	878,634	961,500	1,199,120	874,765
Net Loss for the Period	(854,214)	(285,735)	(987,517)	(1,923,780)	(1,825,353)	(1,670,285)	(1,343,498)	(289,804)
Net Loss Per Share - basic and diluted	(0.03)	(0.01)	(0.03)	(0.06)	(0.06)	(0.06)	(0.04)	(0.01)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)
Unaudited - Prepared by Management

	Three Months Ended June 30, 2002	2001	Six Months Ended June 30, 2002	2001
REVENUE				
Sales - process controls	$ 1,075,713	$ 816,489	$ 2,726,238	$ 1,680,994
Interest and other income	19,086	62,145	32,912	159,140
	1,094,799	878,634	2,759,150	1,840,134
EXPENSES				
Cost of sales - process controls	872,414	590,222	2,098,789	1,312,111
Operating - process controls	443,271	398,112	827,530	767,304
General and administration	242,583	223,461	459,180	461,445
Interest on long-term debt	19,331	23,425	38,126	50,001
Interest other	2,982	6,186	8,739	11,623
Marketing	14,656	51,827	71,333	113,314
Professional fees	26,983	14,782	48,362	43,543
Proxy solicitation & related costs	102,588	-	122,588	-
	1,724,808	1,308,015	3,674,647	2,759,341
LOSS BEFORE THE FOLLOWING	630,009	429,381	915,497	919,207
Amortization of goodwill	-	39,289	-	78,578
Foreign exchange (gain)	159,830	247,432	160,077	(90,365)
Write-off/down/loss on disposal of long-term investments	64,375	1,109,251	64,375	2,588,218
LOSS FOR THE PERIOD	854,214	1,825,353	1,139,949	3,495,638
DEFICIT - BEGINNING OF PERIOD	28,618,931	21,926,261	28,333,196	21,926,261
Reduction of stated capital as of January 1, 2002 (note 4)	19,807,079	-	19,807,079	-
	8,811,852	21,926,261	8,526,117	21,926,261
DEFICIT - END OF PERIOD	$ 9,666,066	$ 23,596,546	$ 9,666,066	$ 25,421,899
BASIC AND DILUTED LOSS PER SHARE	$ 0.03	$ 0.05	$ 0.04	$ 0.11

See accompanying notes.

*i*Tech Capital Corp.

INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)
Unaudited - Prepared by Management

	June 30, 2002	December 31, 2001 (audited)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,602,117	$ 4,256,230
Accounts receivable	730,148	1,346,238
Inventories	296,605	272,257
	4,628,870	5,874,725
Restricted Cash Equivalents	668,800	826,800
Long-Term Investments	6,101,864	6,449,191
Property, Plant and Equipment	708,586	637,563
Deferred Charge	55,336	-
Goodwill	1,335,241	1,335,241
	$ 13,498,697	$ 15,123,520
LIABILITIES		
Current Liabilities		
Bank advance	$ 304,000	$ 315,429
Accounts payable and accrued liabilities	581,575	793,257
Deferred credits	45,063	166,956
Current portion of long-term debt	65,453	68,467
	996,091	1,344,109
Long-Term Debt		
8% Promissory Notes (US$440,000; December 31, 2001 - US$520,000)	668,800	826,800
Mortgage Payable (US$176,899); December 31, 2001 - US$185,183)	268,887	294,441
Notes Payable (US$125,160; December 31, 2001 - US$44,242)	190,243	70,345
	1,127,930	1,191,586
Less current portion (US$43,061; December 31, 2001 - US$43,061)	65,453	68,467
	1,062,477	1,123,119
	2,058,568	2,467,228
SHAREHOLDERS' EQUITY		
Share Capital (30,544,357 common shares) (note 4)	21,110,598	40,917,677
Deficit (note 4)	(9,666,066)	(28,333,196)
Translation Account	(4,403)	71,811
	11,440,129	12,656,292
	$ 13,498,697	$ 15,123,520

See accompanying notes.

Approved by the Directors:

Director

Director

*i*Tech Capital Corp.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)
Unaudited - Prepared by Management

CASH PROVIDED BY (USED IN)	Three Months Ended June 30, 2002	2001	Six Months Ended June 30, 2002	2001
OPERATING ACTIVITIES				
Loss for the period	$ (854,214)	$(1,825,353)	$(1,139,949)	$(3,495,638)
Items not involving cash and cash equivalents				
Depreciation	23,200	16,514	41,458	32,366
Loss (gain) on disposal of vehicles	(1,682)	-	2,656	-
Write-off/down/loss on disposal of long-term investments	64,375	1,109,251	64,375	2,588,218
Amortization of goodwill	-	39,289	-	78,578
Unrealized foreign exchange (gain)	188,764	258,382	188,764	(73,474)
	(579,557)	(401,917)	(842,696)	(869,950)
Net change in non-cash and non-cash equivalent working capital items	144,299	(122,604)	238,389	214,064
	(435,258)	(524,521)	(604,307)	(655,886)
INVESTING ACTIVITIES				
Acquisition of Enviromation Technologies, Inc.	(94,400)	(57,600)	(158,000)	(115,200)
Investment in HorizonLive, Inc.	(60,818)	(116,280)	(60,818)	(237,150)
Property, Plant & Equipment	(81,646)	(7,477)	(221,636)	(9,571)
Deferred Charge	(55,336)	-	(55,336)	-
Proceeds on sale of long-term investment	343,770	-	343,770	-
Proceeds on disposal of vehicles	13,009	-	13,009	-
	64,579	(181,327)	(139,011)	(361,921)
FINANCING ACTIVITIES				
Long-term debt	76,214	-	156,743	-
Repaid long-term debt	(29,950)	(15,112)	(46,339)	(28,653)
Restricted cash equivalents	94,400	57,600	158,000	115,200
	140,664	42,488	268,404	86,547
UNREALIZED FOREIGN EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS IN FOREIGN CURRENCY	(179,199)	(269,037)	(179,199)	79,588
DECREASE IN CASH AND CASH EQUIVALENTS	(409,214)	(932,397)	(654,113)	(851,672)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	4,011,331	5,670,041	4,334,230	5,589,316
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 3,602,117	$ 4,737,644	$ 3,602,117	$ 4,737,644
CASH AND CASH EQUIVALENTS CONSIST OF:				
Cash and deposit accounts with banks	$ 265,165	$ 103,716	$ 265,165	$ 103,716
Short-term commercial paper	3,336,952	4,633,928	3,336,952	4,633,928
	$ 3,602,117	$ 4,737,644	$ 3,602,117	$ 4,737,644

See accompanying notes.

NOTES TO 2002 SIX MONTH REPORT
For the Six Months Ended June 30, 2002
(expressed in Canadian dollars)
Unaudited - Prepared by Management

1. Basis of Preparation

These interim consolidated financial statements have been prepared based on the accounting policies and methods of their application as described in the previously issued annual consolidated financial statements for the year ended December 31, 2001, except for the accounting changes as follows:

Goodwill

Effective January 1, 2002, the Company has prospectively adopted the new accounting standard for goodwill whereby goodwill with indefinite life is no longer amortized, rather it is reviewed for impairment and on impairment loss is recognized by a change to earnings when the carrying amount exceeds fair value.

Foreign Exchange

Effective January 1, 2002, the Company has adopted the new accounting standard for the translation of monetary items with a fixed or ascertainable life extending beyond the end of the following fiscal year which has resulted in the translation of the 8% Promissory Notes being recorded at the current exchange rate instead of the historical exchange rate. This change in accounting policy has been applied retroactively with restatement. The impact of the accounting change on the consolidated balance sheet as at December 31, 2001 is an increase in the recorded amount of the 8% Promissory Notes, goodwill and restricted cash equivalents of $78,000 and a reduction in cash and cash equivalents of $78,000.

Stock Based Compensation

Effective January 1, 2002, the Company has adopted the new accounting standard for stock based compensation. The Company has a stock option plan which plan together with a summary activity of stock options for the years ended December 31, 2001 and 2000 and information about stock options outstanding at December 31, 2002 and 2000 is described in note 7(c) to its 2001 annual financial statements.

The impact adoption of the new accounting standard for stock based compensation has had on the 2002 Six Month Report is presented in note 5.

2. Long-Term Investments

Descriptions and recorded amounts of long-term investments are summarized as follows:

	June 30 2002	December 31, 2001
(a) Medsite, Inc.: 520,466 preferred stock. Provides online solutions and pharmaceutical liaison to physicians.	$ 3,932,577	$ 3,932,577
(b) Applied Data Systems, Inc.: 294,986 preferred stock. Designs, develops and markets "application ready" embedded systems solutions.	739,502	739,502
(c) Horizon Live, Inc.: 714,592 preferred stock, 285,408 common stock, 450,000 common stock purchase warrants and $351,000 (US$225,000) convertible promissory notes. (December 31, 2001 – 714,592 preferred stock, 285,408 common stock, 375,000 common stock purchase warrants and $291,375 (US$187,500) convertible promissory notes). Provides online interactive group learning and collaborative solutions..	409,785	348,967
(d) Paradyne Networks, Inc.: 64,402 common stock (December 31, 2001 – Elastic Networks, Inc.: 281,479 common stock). Effective March 5, 2002 Elastic stock was exchanged for stock of Paradyne upon completion of a merger. The investment was sold on June 28, 2002. Develops carrier-class, high-speed network access solutions.	-	408,145
(e) Loma de Niquel Holdings Ltd.: iTech has a 0.75% participation interest in the Loma de Niquel laterite nickel mine located in Venezuela.	1,020,000	1,020,000
	$ 6,101,864	$ 6,449,191

3. Segmented Information

The Company and its subsidiaries operate in the technology sector in two reportable business segments.

The Company's assets by segment are as follows:

	June 30, 2002	December 31, 2001
Portfolio investments	$ 9,784,229	$ 10,703,097
Process controls business	3,714,468	4,420,423
	$ 13,498,697	$ 15,123,520

Substantially all of the Company's above-described assets are located in the United States except for a fund of eurobonds and commercial paper managed by the Royal Bank of Canada (Caribbean) Corporation located in Barbados which fund at June 30, 2002 totaled $1,731,954 (December 31, 2001 - $1,802,046)
For the six months ended June 30, the Company's revenue and expense by reportable business segment are as follows:

	Three Months Ended June 30, 2002		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 18,773	$ 1,076,026	$ 1,094,799
Expenses	386,810	1,337,998	1,724,808
Loss before the following	368,037	261,972	630,009
Foreign exchange	159,830	-	159,830
Loss on disposal of long-term investment	64,375	-	64,375
Loss for the period	$ 592,242	$ 261,972	$ 854,214
Expenses include depreciation of	$ 2,035	$ 21,165	$ 23,200

	Six Months Ended June 30, 2002		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 32,229	$ 2,726,921	$ 2,759,150
Expenses	701,463	2,973,184	3,674,647
Loss before the following	669,234	246,263	915,497
Foreign exchange	160,077	-	160,077
Loss on disposal of long-term investment	64,375	-	64,375
Loss for the period	$ 893,686	$ 246,263	$ 1,139,949
Expenses include depreciation of	$ 4,070	$ 37,388	$ 41,458

Substantially all of the Company's revenue in the Process Controls segment is attributed to the United States. The Company attributes revenue to the geographic area based on location of the customer. Included in revenue for the six months ended June 30, 2002 in the Portfolio Investment segment is $9,547 (six months ended June 30, 2001 - $24,380) of interest and other income in connection with the fund of Eurobonds and commercial paper managed by the Royal Bank of Canada (Caribbean) Corporation in Barbados.

	Three Months Ended June 30, 2001		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 59,951	$ 818,683	$ 878,634
Expenses	290,070	1,017,945	1,308,015
Loss before the following	230,119	199,262	429,381
Amortization of goodwill	-	39,289	39,289
Foreign exchange	247,432	-	247,432
Write –off/down of long-term investments	1,109,251	-	1,109,251
Loss for the period	$ 1,586,802	$ 238,551	$ 1,825,353
Expenses include depreciation of	$ 1,379	$ 15,135	$ 16,514

	Six Months Ended June 30, 2001		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 156,946	$ 1,683,188	$ 1,840,134
Expenses	618,302	2,141,039	2,759,341
Loss before the following	461,356	457,851	919,207
Amortization of goodwill	-	78,578	78,578
Foreign exchange (gain)	(90,365)	-	(90,365)
Write-off/down of long-term investments	2,588,218	-	2,588,218
Loss for the period	$ 2,959,209	$ 536,429	$ 3,495,638
Expenses include depreciation of	$ 2,759	$ 29,607	$ 32,366

4. Reduction of Stated Capital

At the April 25, 2002 annual and special meeting of the Company, its shareholders approved a reduction of the Company's stated capital by $19,807,079 to be recorded during the second quarter of 2002 with effect as of January 1, 2002. The impact of the reduction on the consolidated balance sheet is a reduction in share capital and a corresponding reduction in deficit.

5. Stock Based Compensation

On April 3, 2002, the Company granted a total of 400,000 stock options among its three unrelated directors at an exercise price of $0.20 expiring April 3, 2007.

Had the Company determined compensation costs on this Plan based on the fair value at the grant date for those share options consistent with the fair value method of accounting for stock based compensation, the Company's loss for the three and six months ended June 30, 2002 and basic and diluted loss per share for the three and six months ended June 30, 2002 would have been increased to the proforma amounts indicated below.

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Loss for the period		
As reported	$854,214	$1,139,949
Pro Forma	$907,862	$1,193,597
Basic & diluted loss per share		
As reported	$0.03	$0.04
Pro Forma	$0.03	$0.04

The pro forma amounts presented above do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a. risk-free interest rate	4.61%
b. expected life	5 years
c. expected volatility	80%
d. expected dividends	nil

During the three and six months ended June 30, 2002, no options were exercised.

iTech Capital Corp.

Exchange Listing:
Toronto Stock Exchange Symbol: ITE

Head Office:
2450 – 650 West Georgia Street
PO Box 11537
Vancouver, BC Canada
V6B 4N7

Investor Relations Toll Free: 1-800-626-7221
Tel: (604) 682-3030 Fax: (604) 683-0704

E-mail: itech@itechcapital.com
Website: http://www.itechcapital.com